SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 03 February 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


EXHIBIT NO.

1.1     Director Shareholding released on 02 January 2003
1.2     Disposal released on 07 January 2003
1.3     Director Shareholding released on 13 January 2003
1.4     Disposal released on 13 January 2003
1.5     Blocklisting Interim Review released on 13 January 2003
1.6     Trading Statement released on 14 January 2003
1.7     Holding(s) in Company released on 15 January 2003
1.8     Director Shareholding released on 21 January 2003
1.9     Disposal released on 30 January 2003

EXHIBIT NO. 1.1

We have today been advised by Mourant & Co., Trustees of the BP Employee Share Ownership Plan that Mr R.F. Chase, a Director of BP p.l.c., acquired 5,774 BP Ordinary shares on 31 December 2002 @ GBP4.178 per share through reinvestment of dividends on shares held by him in the Plan.

We have today been advised by Computershare Plan Managers that the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below on 27 December 2002 @ GBP4.157 per share through reinvestment of dividends on shares held by them in the BP ShareMatch UK Plan:-

Mr R.F. Chase: 8 shares
Mr R.L. Olver: 8 shares

EXHIBIT NO. 1.2

January 7, 2003

                    BP TO SELL SERICOL TO SARATOGA PARTNERS


BP announced today that it has reached agreement to sell Sericol, the speciality printing chemicals business of Burmah Castrol, to funds managed by Saratoga Partners, a New York-based investment firm specialising in private equity investments.

Sericol will be purchased from Burmah Castrol plc and its affiliates for GBP74.5 million in cash and assumed debt. Subject to regulatory and other approvals, the companies expect to complete the transaction during the first quarter of 2003.

Sericol is a world leader in the supply of printing solutions to the global screen printing industry, with products including premium inks and other consumables together with strong technical and advisory services.

Its main manufacturing facilities are at Broadstairs, UK, and Kansas City, Missouri, USA and it has other manufacturing operations in Australia, India, China and Brazil. Sericol employs around 1,200 staff worldwide. In 2002, Sericol had a turnover of some GBP130 million.

Saratoga Partners specialises in making private equity investments in partnership with management in the manufacturing, business services, and media and telecommunications, industries. Following the completion of the purchase, Sericol will continue to be led by the existing management team, headed by chief executive Ed Carhart.

Gordon Souter, BP business unit leader Castrol Chemicals, said: "When we bought Burmah Castrol in 2000 we knew that, although it was a good business, Sericol did not fit with the rest of our portfolio and that we would look to dispose of it. We believe this deal reflects the true value of the business and will provide a good future for Sericol and its staff."

BP was advised in this sale by Credit Suisse First Boston.


Further enquiries:

David Nicholas, BP press office, tel: +44 (0)20 7496 4708

EXHIBIT NO. 1.3

We have today been advised by Computershare Plan Managers that the following Directors of BP p.l.c. acquired the numbers of BP Ordinary shares shown opposite their names below on 10th January 2003 @ GBP4.201 per share in connection with the BP ShareMatch UK employee share plan:-



Mr R.F. Chase - 90 shares

Mr R.L. Olver - 90 shares

EXHIBIT NO. 1.4

January 13, 2003




            BP TO SELL FORTIES FIELD AND GULF OF MEXICO
                  ASSETS TO APACHE FOR $1.3 BILLION



BP announced today that it has agreed in principle to sell its 96.14 per cent stake in the North Sea Forties oilfield, together with a package of shallow-water assets in the Gulf of Mexico, to the US independent oil and gas company, Apache, for $1.3 billion.



BP's share of production from Forties is some 48,000 barrels of oil equivalent a day. Its overall current production from the UK North Sea is approximately 750,000 barrels a day.



The Gulf of Mexico assets comprise interests in 61 small fields in the shallow water, mainly gas producers. BP's net share of output is around 71,000 barrels of oil equivalent a day.



BP's share of the combined proved reserves for these assets is approximately 243 million barrels of oil equivalent.



The disposals are an outcome of BP's ongoing comprehensive review of its worldwide asset portfolio, announced by chief executive Lord Browne last October. Further transactions are expected during 2003.



BP said that sale would improve returns on its upstream portfolio by reducing operating costs and freeing up capital for investment in other projects offering better profit margins.



"The objective of our asset review is to emerge with a more streamlined, consolidated portfolio that offers improved financial returns and higher value growth in the near and long term," the company said. "This means disposing of assets that may be worth more to others than to us.



"We believe this is an excellent deal for BP and Apache. Among other things, it brings to the UKCS a powerful US independent, for which Forties will be a highly material asset and therefore more likely to attract necessary future investment."



Subject to UK and US regulatory consents and other approvals, the sale is expected to be completed in the first half of this year. The Forties pipeline is not included in the sale.





Notes to Editors:



- The Forties field was discovered in October 1970 and began producing oil in September 1975. It was officially inaugurated by Her Majesty The Queen on November 3, 1975. At its peak in 1979 it produced some 500,000 barrels a day - well above early expectations - representing about 25 per cent of UK oil demand at the time. To date, some 2.5 billion barrels of oil have been produced from the field.



- BP's worldwide production is in excess of 3.5 million barrels of oil and gas equivalent a day.





Further enquiries:


Clare Bebbington, BP Press Office, London, tel: +44 (0)20 7496 4851
BP Press Office, London, tel: +44 (0)20 7496 4067 or +44 (0)20 7496 4358


Tony Lentini, Apache Press Office, Houston, tel: +1 713 296 6227



Web sites:            www.bp.com
                      www.apachecorp.com

EXHIBIT NO. 1.5

                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:    BP PLC



2. NAME OF SCHEME:     THE BP GROUP SAVINGS RELATED SHARE OPTIONS



3. PERIOD OF RETURN:   FROM: 1 JULY 2002           TO:   31 DECEMBER 2002



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:           12,548,447 ORDINARY SHARES OF US$0.25



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:           9,474,542



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                     3,073,905



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER
FOR US TO UPDATE OUR RECORDS.   22,378,650,865 ORDINARY SHARES OF US$0.25

CONTACT FOR QUERIES

NAME:         JUDITH TOMALIN

EMAIL:        tomalij@bp.com

TELEPHONE:    020 7496 4062



                    BLOCKLISTING SIX MONTHLY REVIEW


1. NAME OF COMPANY:    BP PLC



2. NAME OF SCHEME:     THE EXECUTIVE SHARE OPTION SCHEME


3. PERIOD OF RETURN:     FROM: 1 JULY 2002           TO:   31 DECEMBER 2002



4. NUMBER AND CLASS OF SHARES(S)
   (AMOUNT OF STOCK/DEBT SECURITY)
   NOT ISSUED UNDER SCHEME
   AT END OF THE LAST PERIOD:           31,962,865 ORDINARY SHARES OF US$0.25



5. NUMBER OF SHARES ISSUED/ALLOTTED
   UNDER SCHEME DURING PERIOD:           6,135,067



6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
   AT END OF PERIOD:                    25,827,798



7. NUMBER AND CLASS OF SHARE(S)
   (AMOUNT OF STOCK/DEBT SECURITIES)
   ORIGINALLY LISTED AND THE DATE OF ADMISSION:


PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER
FOR US TO UPDATE OUR RECORDS.   22,378,650,865 ORDINARY SHARES OF US$0.25

CONTACT FOR QUERIES

NAME:         JUDITH TOMALIN

EMAIL:        tomalij@bp.com

TELEPHONE:    020 7496 4062



                              SUMMARY ATTACHMENT TO
                    SCHEDULE 5 BLOCK LISTING SIX MONTHLY RETURN

                         1 JANUARY 2002 TO 30 JUNE 2002


Issued Share Capital
Opening balance of BP Ordinary shares of US$0.25
as at 1 July 2002:                                  22,463,182,243

Changes during the period

Shares issued under BP Group
Savings Related Share Option Scheme                      9,474,542

Shares issued under
The Executive Share Option Scheme                        6,135,067

Shares bought back                                    (100,140,987)

Issued Share Capital
Closing balance of BP Ordinary shares of US$0.25
as at 31 December 2002:                             22,378,650,865


EXHIBIT NO. 1.6

January 14, 2003

                          BP 4Q'02 TRADING UPDATE


This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the fourth quarter ending December 31, 2002.


The fourth quarter volume, realisations, margin, demand, debt, tax rate and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on February 11, 2003. The statement is produced in order to provide greater disclosure to investors and potential investors of some currently expected outcomes primarily related to revenue, and to ensure that they all receive equal access to the same information at the same time.


- Liquids realisations are expected to be broadly in line with last quarter. US gas realisations are expected to rise slightly ahead of the change in Henry Hub marker price.

- The overall refining and marketing trading environment deteriorated relative to 3Q.

- The chemicals indicator margin is expected to weaken against 3Q levels as prices lagged the rise in feedstock costs. Demand remains sluggish.


Exploration and Production


Hydrocarbon production, as indicated at the time of our 3Q results, is expected to be up about 3% and 1.5% for the full year and 4Q respectively compared with last year.



                                                             4Q'02          3Q'02          4Q'01

Brent dated ($/bbl)                                          26.88          26.91          19.41

WTI ($/bbl)                                                  28.31          28.26          20.31

ANS USWC ($/bbl)                                             26.86          27.26          17.79

Gas Henry Hub first of month index ($/mmbtu)                 3.99             3.16         2.43

UK gas price - National Balancing Point (p/therm)            19.09          12.74          22.32



Gas, Power and Renewables


North American NGL margins are expected to be slightly lower than 3Q. Our interest in Ruhrgas was sold in 3Q and therefore no contribution from Ruhrgas will appear in 4Q.



Refining and Marketing

                                                               4Q        3Q 2002    4Q 2001
                                                              2002

Refining Global Indicator Margin* ($/bbl.)

NWE                                                           2.19        1.28        1.53

US Gulf Coast                                                 2.98        1.82        1.79

US Midwest                                                    4.09        3.27        2.63

US West Coast                                                 3.95        3.54        6.25

Singapore                                                     1.41        0.47        1.20

Global Indicator Margin (GIM)                                 2.76        1.98        2.40


*The refining Global Indicator Margin is a weighted average based on BP's portfolio. Actual Margins may vary because of refinery configuration, crude slate and operating practices.


The 4Q'02 Refining GIM is estimated to be higher than 3Q'02. However, realised margins are expected to be lower than that implied by the GIM, due to the actual crude slate used by our refinery system, and a compression of margins for products not included in the GIM calculation.


4Q'02 retail margins are expected to be down from 3Q'02 due to seasonal declines compounded by significant crude price increases at year end.


Chemicals

Weighted Chemicals Indicator Margin* ($/te)

4Q'02                   3Q'02                   2Q'02                   4Q'01

N/a                     115                     109                     112



*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.


Chemicals margins in 4Q'02 are expected to be weaker than the prior quarter as product prices were unable to compensate for significantly higher feedstock and utility costs. Petrochemicals demand remains sluggish across all regions.


Debt/Balance Sheet


The Group's net debt gearing ratio on a proforma basis at quarter-end is expected to be around 28-29%, in line with the 3Q level of 28.7%.


Tax


The Group's effective tax rate for the fourth quarter on the pro forma result adjusted for special items is expected to be around 33-34%, compared with 34.5% in the third quarter.

EXHIBIT NO. 1.7

To: RNS


NOTIFICATION OF INTEREST

We write to inform you that we received notification on 15 January 2003, dated 15 January 2003, from Co-operative Insurance Society Limited disclosing a transaction in our 9% Cumulative Second Preference shares of GBP1 each. The disclosure of their interest pursuant to Section 208(5) of the Companies Act 1985 is below.


From: BP PLC



Letter to: BP Amoco PLC


COMPANIES ACT 1985, (AS AMENDED) SECTIONS 198 TO 210A
DISCLOSURE OF INTEREST IN SHARES

In accordance with the above provisions we hereby give you notice that the Co-operative Insurance Society Limited holds, as beneficial owner, 1,789,796 BP Amoco 9% 2nd Prf shares at the close of business on 14th January 2003 this being equal to 32.70% of the relevant issued share capital of 5,473,414. The increase in our percentage holding was as a result of the following transaction:


Date         Transaction type     Number of 9% 2nd prf shares

09/01/03     Purchase             100,000


Co-operative Insurance Society Limited holds the shares as beneficial owner.


From: Co-operative Insurance Society Limited

EXHIBIT NO. 1.8

We have today been advised by Mr R.L. Olver, a Director of BP p.l.c., that he has today acquired 2,386 BP Ordinary shares @ GBP2.89 per share through exercise of an option to purchase the shares under the BP Group Savings-Related Share Option Scheme.

EXHIBIT NO. 1.9

January 30, 2003



BP COMPLETES DISPOSAL OF BURMAH CASTROL CHEMICALS BUSINESSES WITH SALE OF FOSROC MINING



BP announced today that it has reached agreement to sell Fosroc Mining, the speciality mining chemicals business of Burmah Castrol, to funds managed by Close Brothers Private Equity Ltd.

Fosroc Mining will be purchased from Burmah Castrol plc and its affiliates for GBP32 million in cash and assumed debt. Subject to regulatory and other approvals, the companies expect to complete the transaction during the first quarter of 2003.

The sale of Fosroc Mining will complete the divestment of the speciality chemicals businesses acquired by BP in its purchase of Burmah Castrol in 2000.

Fosroc Mining is a world leader in the supply of speciality chemicals and consumables to the global mining industry, with products including resin capsules, injection grouts, sealants and other consumables together with strong technical advice and support services to enhance the efficiency and safety of the global mining industry.

Fosroc Mining has a total of thirteen manufacturing sites in seven countries. Its main manufacturing facilities are in the United States, Germany, Australia, South Africa and Poland. The company employs around 1000 staff worldwide and had 2002 turnover of some GBP84 million from over 40 countries.

Close Brothers Private Equity is a leading player in mid-market UK private equity investment; typically investing in UK-based transactions with a value of between GBP10 million and GBP75 million. On completion of the purchase, Fosroc Mining will continue to be led by the existing management team, headed by chief executive Sandy Arbuthnot.

BP was advised in this sale by Credit Suisse First Boston.


Further enquiries:

David Nicholas, BP press office, tel: +44 (0)20 7496 4708






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 03 February 2003                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary